

Mail Stop 3561

March 14, 2017

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

>   **Re: News Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Filed August 12, 2016**
>   **File No. 001-35769**

Dear Ms. Panuccio:

We have reviewed your March 9, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Financial Statements

Consolidated Statements of Cash Flows, page 83

1. We note your presentation of the decrease in cash and cash equivalents from discontinued operations in one line item. Please note that ASC 230-10-45-10 requires that a statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities. Please revise your current presentation to classify the cash flows from discontinued operations within each of the operating, investing and financing categories.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure